EXHIBIT 99(a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 26, 2010, and the related Letter of Transmittal, and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Barclays Capital Inc., the Dealer Manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares Of Common Stock

including the Associated Preferred Share Purchase Rights

of

Sybase, Inc.

at

$65.00 Per Share

by

Sheffield Acquisition Corp.

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

Sheffield Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Sybase Common Stock”), including the associated rights (the “Company Rights”) to purchase shares of Series A Participating Preferred Stock (together with the Sybase Common Stock, the “Shares”), of Sybase, Inc., a Delaware corporation (“Sybase”), at a price of $65.00 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer and Trust Company, which is acting as the depositary in connection with the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, except as provided in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions.

SAP AG, SAP America or the Purchaser will pay all charges and expenses of the Depositary, Barclays Capital Inc., which is acting as Dealer Manager for the Offer (the “Dealer Manager”), and MacKenzie Partners, Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Sybase. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JULY 1, 2010, UNLESS THE OFFER IS EXTENDED.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (1) the satisfaction of the Minimum Condition (as described below), (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the European Commission pursuant to the Council Regulation (EC) No. 139/2004 of 20 January 2004 of the Council of the European Union, and (3) since May 12, 2010, no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred. The term “Minimum Condition” is defined in the Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, considered together with the Shares, if any, directly or indirectly owned by SAP America or the Purchaser or with respect to which SAP America or the Purchaser otherwise has direct or indirect voting power, represents (i) at least a majority of the Shares then outstanding (determined on a Fully Diluted Basis) and (ii) no less than a majority of the voting power of the shares of capital stock of Sybase then outstanding (determined on a Fully Diluted Basis) and entitled to vote upon the adoption of the Merger Agreement on the date Shares are accepted for payment. For purposes of determining whether the Minimum Condition has been satisfied, the term “Fully Diluted Basis” means, as of any date, the number of Shares outstanding, plus the number of shares of Sybase Common Stock underlying outstanding stock options, rights or other obligations under Sybase’s employee benefit plans, and warrants, options or other securities convertible or exchangeable into or exercisable for Shares or shares of Sybase Common Stock (but excluding for this purpose (a) stock options and stock appreciation rights to be canceled in accordance with the Merger Agreement as of the time the Purchaser accepts for payment Shares tendered pursuant to the Offer and (b) shares of Sybase Common Stock issuable upon conversion of Sybase’s 3.5% Convertible Senior Notes due 2029; and provided that, unless exercisable, shares of Sybase Common Stock issuable with respect to the Company Rights shall be excluded from such number). The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

The purpose of the Offer is to acquire control of, and the entire equity interest in, Sybase. No appraisal rights are available to holders of Shares in connection with the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 12, 2010 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among SAP America, the Purchaser and Sybase. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law, the Purchaser will merge with and into Sybase (the “Merger”), with Sybase continuing as the surviving corporation and a wholly-owned subsidiary of SAP America. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are held by Sybase, SAP America or any of their wholly owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights) will, by virtue of the Merger and without any action on the part of SAP AG, SAP America, the Purchaser, Sybase or the holders of the Shares, be converted into the right to receive $65.00, net to the holder thereof in cash, or any higher price paid per Share in the Offer, without interest and less any required withholding of taxes. SAP AG has agreed to absolutely, irrevocably and unconditionally guarantee the obligations of SAP America and the Purchaser under the Merger Agreement. The Merger Agreement is more fully described in Section 11(b)—“The Merger Agreement” of the Offer to Purchase.

The board of directors of Sybase (the “Sybase Board”) has unanimously (i) determined that transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Sybase and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Sybase accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent stockholder approval is required under applicable law, adopt the Merger Agreement (the “Sybase Board Recommendation”).

Pursuant to the terms of the Merger Agreement, Sybase has granted to Purchaser an option (the “Top-Up Option”), exercisable in whole but not in part, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares acquired by Purchaser pursuant to the Offer, will constitute one Share more than 90% of the outstanding Shares (determined on a Fully Diluted Basis); provided, that the Top-Up Option is not exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed Sybase’s then authorized and unissued Shares (including as authorized and unissued Shares any treasury Shares) and (ii) if immediately after exercise and the issuance of Shares pursuant to the Top-Up Option, Purchaser would not hold of record at least 90% of the outstanding Shares (assuming the issuance of the Shares in respect of the Top-Up Option). Purchaser may exercise the Top-Up Option at any time after Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of Sybase would otherwise be assured because of the Purchaser’s ownership of a majority of the Shares following completion of Offer.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that SAP America and the Purchaser acquire, in the aggregate, at least 90% of the then-outstanding Shares pursuant to the Offer, the parties have agreed to take all reasonably necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of the stockholders of Sybase in accordance with Section 253 of the Delaware General Corporation Law.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders of Sybase for the purpose of receiving payments from the Purchaser and transmitting such payments, less any required withholding taxes, to stockholders of Sybase whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in connection with book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that the Purchaser will extend the Offer for successive periods of ten business days each if, at the then-scheduled expiration time of the Offer, any of the conditions to the Offer (which are described in Section 14—“Conditions of the Offer” of the Offer to Purchase) have not been satisfied or, to the extent permitted, waived by SAP America or the Purchaser. The Merger Agreement also provides that the Purchaser will extend the expiration time of the Offer for any period or periods required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. Following the Purchaser’s acceptance and payment for Shares tendered in the Offer, the Purchaser may, in order to enable it to acquire 90% of the Shares then outstanding, provide for a subsequent offering period (and one or more extensions thereof) of three to 20 business days as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during which stockholders of Sybase may tender, but not withdraw, their shares and receive the Offer Price. The Purchaser is not required to provide for a subsequent offering period.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer (including any extension of such time). Thereafter, tenders of Shares are irrevocable. If not accepted for payment as provided in the Offer to Purchase prior to July 24, 2010, Shares may also be withdrawn at any time after July 24, 2010.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Depository Trust Company to be credited with the withdrawn Shares. All questions as to form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion. None of SAP AG, SAP America, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the expiration of the Offer or during a subsequent offering period by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Sybase has provided the Purchaser with Sybase’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of material United States federal income tax consequences of the Offer and the Merger, see Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at SAP America’s expense. SAP AG, SAP America and the Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

Barclays Capital Inc. 745 Seventh Avenue, 3rd Floor New York, New York 10019 Attention: Equity Corporate Services Call Toll-Free (888) 610-5877	105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885 Email: tenderoffer@mackenziepartners.com

May 26, 2010

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